              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Richard A. Lumpkin
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below) (x) Other (specify below)

        Vice Chairman
        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                                       5. Amount
                                                                                     of Securities
                                                                                    Beneficially      6. Owner-       7. Nature of
                      2. Trans-                                                     Owned at End     ship Form:         Indirect
      1. Title of       action        3. Trans-       4. Securities Acquired (A)      of Month      Direct (D) or      Beneficial
       Security      Date (Month/    action Code          or Disposed of (D)         (Instr. 3      Indirect (I)        Ownership
      (Instr. 3)      Day/Year)       (Instr. 8)         (Instr. 3, 4 and 5)           and 4)        (Instr. 4)        (Instr. 4)
      -----------    ------------    -----------      --------------------------   -------------    -------------     ------------

                                    Code       V     Amount   (A)or(D)     Price





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                  9.
                                                                                                   Number of     10.
                                              5.                                                     Deri-    Ownership
              2.                           Number of                                                vative     Form of
            Conver-                       Derivative         6.                                   Securities   Deriva-
     1.     sion or     3.                Securities        Date             7.            8.       Benefi-     tive        11.
   Title   Exercise   Trans-      4.     Acquired (A)     Exercis-          Title         Price     cially    Security:   Nature
  of Deri- Price of   action    Trans-    or Disposed     able and      and Amount of   of Deri-     Owned   Direct (D) of Indirect
   vative   Deriva-    Date     action      of (D)       Expiration      Underlying      vative    at End of   or In-   Beneficial
  Security   tive    (Month/     Code     (Instr. 3,    Date (Month/     Securities     Security     Month   direct (I)  Ownership
 (Instr. 3)Security Day/Year) (Instr. 8)   4 and 5)      Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4) (Instr. 4) (Instr. 4)
 ------------------ --------- ---------- ------------   ------------  ---------------- ---------- ---------- ---------- ----------

                              Code    V    (A) (D)    Date  Expir-    Title    Amount or
                                                      Exer- ation              Number of
                                                      cis-  Date               Shares
                                                      able

Employee   $29.75   12/31/98  4(1)                    (1)   12/31/08  Class A  40,000             40,000     D
Stock                                                                 Common
Option                                                                Stock
(right to
buy) (1)


        (1) The employee stock option dated 12/31/98 vests in four equal annual installments which begin on December 31, 1999.





   SIGNATURE OF REPORTING PERSON:



   Richard A. Lumpkin*
   By:  Steven L. Grissom
        Attorney in Fact



   DATE: February 8, 1999




   *See Exhibit 1





                                                                EXHIBIT 1

                              POWER OF ATTORNEY
                              -----------------

             Power of Attorney made this 31st day of December, 1998:

             I, RICHARD A. LUMPKIN of 5 Lafayette Avenue, Mattoon, Illinois 61938, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys, stocks, bonds, securities, or other property paid to or delivered to





   my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      /s/ Richard A. Lumpkin
                                      ----------------------------------
                                      Principal

   Specimen signature of my attorney:

   /s/Steven L. Grissom
   ------------------------------     -----------------------------------
   Steven L. Grissom                  Principal (as witness to attorney's
                                      signature)



   STATE OF ILLINOIS        )
                            ) ss
   COUNTY OF COLES          )

             I, a Notary Public, in and for said County and State, hereby certify that RICHARD A. LUMPKIN, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he signed that instrument as his free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this 31st day of December, 1998.

                                      /s/ Renee Spitz
                                      -----------------------------------
                                      Notary Public
                                      Renee Spitz
   This document was prepared by:     Notary Public, State of Illinois
                                      My Commission expires Oct. 1, 2000

   Debra L. Stetter
   Schiff Hardin & Waite
   6600 Sears Tower
   Chicago, Illinois 60606